Mail Stop 3561

August 5, 2008

Changqing Xu
Chief Executive Officer
China Organic Agriculture, Inc.
ErMaPao Green Rice Limited
SongyuanCity, Jilin Province
People's Republic of China, 131108

> **Re: China Organic Agriculture, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed July 10, 2008**
> **File No. 0-52430**

Dear Mr. Xu:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please generally ensure that your registration statement reflects information as of a current date; in this regard, we note several references to information that is as of April 11th. For example, see page 23 and the paragraph under "Securities Ownership of Certain Beneficial Owners and Management" and page 29 and the paragraph under "Description of Securities to be Registered." These are only examples so please review your entire registration statement and provide appropriate revisions.

<u>Recent Developments, page 4</u>

2. We note your response to comment three in our letter dated May 28, 2008. We further note that you have incorporated by reference from your Form 10-K the Promissory Note Secured By Deed of Trust for $8,515,000 by which you financed the purchase of the vineyard. Please also incorporate by reference Exhibits 10.20 and 10.22 from your Form 10-K. In this regard, for ease of reference you should list the exhibits incorporated by reference by the same exhibit number as they appear in the Form 10-K. Presently, you list the Promissory Note as Exhibit 10.12 to your Form 10-12G and Exhibit 10.21 to the Form 10-K. Please also update your Form 10-12G to discuss the formation of your newest subsidiary the Far East Wine Holding Group; in this regard, we note that you have not filed a revised Exhibit 21 to reflect the formation of this subsidiary.

<u>Principal Customers, page 6</u>

3. We note your response to comment eight in our letter dated May 28, 2008. However, your references to each of your retailers continue to be inconsistent. For example, you refer to "Songyuan Shunda Grain and Oil Company" and "Songyuan Grain and Oil Company" on page 6 whereas on page 9 you refer to these same companies as "Shunda Grain and Oil Company" and "Tongda Grain and Oil." These are only examples; please review your entire Form 10 and revise as appropriate.

<u>Principal Suppliers, page 6</u>

4. We note your indication that "during 2008 more than 50% of [y]our green rice will come from a limited number of grain depots and other market channels and that [you] will produce all of [y]our organic rice." Please revise to explain why you believe that more than 50% of your green rice will come from a limited number of grain depots when it would appear that in prior years an amount much less than 50% of your green rice came from grain depots. Further, if you anticipate a smaller amount of tonnage of rice overall in 2008, please state this and explain why.

<u>Distribution Channels, page 9</u>

5. We note your response to prior comment 10 of our letter dated May 28, 2008. Please also tell us whether each of the chains to which you distribute your products has met the minimum sales targets you have contracted for them to achieve.

6. Please provide support for your statement that "Nanjing Suguo Supermarket is one of the largest supermarket chains in China with annual sales reaching $3 billion, and 70% of those revenues are derived from agricultural and related items such as China Organic's ErMaPao rice products." If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the statement is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Management's Discussion and Analysis of Financial Condition, page 10

7. We note your revisions in response to prior comment 12 of our letter dated May 28, 2008. Please consider further revising the discussion you provide on page 12 to address how and why your gross profit could be impacted in the upcoming fiscal year. For example, considering your gross profit improved due to increases in the price of rice, please discuss this trend, whether you expect it to continue and, if not, what impact this will have on your revenues. Please also discuss the unavailability of your exemption from income taxes and the impact this will have upon your gross profit in the future.

Liquidity and Capital Resources, page 12

8. Please briefly discuss how your plans for the operation of the newly-acquired Bellisimo Vineyard will impact your available capital. Discuss whether you will require additional funds to commence operations of the vineyard and, if so, what sources you expect to utilize. Please also ensure that your statements with respect to available funds are consistent; you state here that you have sufficient funds through 2008 and on page 13 you state that you have sufficient funds for the next 12 months.

Certain Relationships and Related Transactions; Director Independence, page 26

9. We note that Xi Rong Xu provided you with some of the funds necessary for your purchase of Bellisimo Vineyard. If Mr. Xu is an immediate family member, as defined in instruction 1 to Item 404(a) of Regulation S-K, of your Chief Executive Officer, Changqing Xu, please provide the disclosure required by Item 404(a) of Regulation S-K.

Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3

10. Please present accounts payable and accrued expenses as separate line items. In addition, please tell us the items and their amounts included in accrued expenses at December 31, 2006 and consider including a table of accrued expenses in the

notes to financial statements. Further, please disclose the causes for the increases in accounts receivable and inventory and the decreases in accounts payable and accrued expenses in your discussion of net cash provided by operating activities on page 13.

Consolidated Statements of Cash Flows, page F-6

11. We reviewed your response to our comment 16 from our letter dated May 28, 2008. You state that advances due to related parties have been classified as cash flows from financing activities. However, it appears that related party advances are not reflected in the statement. Please tell how related party advances are classified in the statement and revise future filings as appropriate.

Consolidated Statement of Stockholders' Equity, page F-7

12. We reviewed your response to our comment 14 from our letter dated May 28, 2008 and the presentation of the recapitalization in your financial statements. Based on your disclosure in the second paragraph under the common stock heading in Item 10 on page 27, it appears that the issuance of 8,750,000 shares of common stock in settlement of debt may have been a pre-merger transaction of CNOA. If so, please remove this line item from your consolidated statement of stockholders' equity and revise the number of shares issued in the merger and the amount of common stock assigned to such shares accordingly. Otherwise, please advise. In addition, please note that the merger transaction should have no impact on retained earnings of COA and the amount of capital assigned to the shares of common stock issued to the stockholders of CNOA in the merger should equal the net assets of CNOA as of the merger date. Please revise or advice.

13. Please revise to include dividends and issuance of shares at merger in the total equity column.

Notes to Financial Statements, page F-8
Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

14. Please disclose whether value added taxes collected from customers are presented on a gross basis or a net basis. For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes for each period presented if those amounts are significant. Refer to paragraph 4 of EITF 06-3.

Note 9 – Product Mix and Major Customers, page F-24

15. Please disclose the total amount of revenues from each customer that accounted for more than 10% of revenues for each year presented. Refer to paragraph 39 of SFAS 131.

Note 13 – Subsequent Events, page F-28

16. We reviewed your response to our comment 24 from our letter dated May 28, 2008 and your disclosure in Note 3 to the financial statements filed in Form 10-Q for the quarter ended March 31, 2008, and we understand that you accounted for the acquisition of Bellisimo Vineyard as an asset purchase as opposed to the purchase of a business. Please provide a more detailed analysis of the facts and circumstances that support your conclusion that the transaction was an acquisition of assets as opposed to an acquisition of a business. Refer to Article 11-01(d) of Regulation S-X and EITF 98-3. If you determine that the purchase of Bellisimo Vineyard represents a purchase of a business and you are unable to provide the financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X, please request a position for no action from the Division of Corporation Finance, Chief Accountant's Office.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

17. We note your response to our comments 26 – 31 from our letter dated May 28, 2008. The amendment you intend to file should also address the above comments as applicable.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

18. We note your response to our comment 32 from our letter dated May 28, 2008. The amendment you intend to file should also address the above comments as applicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

19. As applicable, please revise to address the comments above.

Part I. Financial Information, page 2
Consolidated Statements of Income, page 5

20. The weighted average shares used to calculate earnings per share for the three months ended March 31, 2007 appears incorrect. Please revise or advise.

21. In Note 8 you disclose that you are accruing taxes at the 25% statutory rate. Please tell us and consider disclosing why the effective rate is approximately 33%.

Consolidated Statements of Cash Flows, page 7

22. Reference is made to the "payment of debt with share issuance," "due to related party" and "effect of exchange rate changes on cash and cash equivalents," line items. It appears that you have not considered our comment 40 from our letter dated March 11, 2008 and comments 16 and 17 from our letter dated May 28, 2008. Please advise or revise.

23. Please tell us why the amount of stock based compensation differs from the amount of stock based compensation reflected in the consolidated statement of stockholders' equity on page 8.

Notes to Consolidated Financial Statements, page 9
Note 13 – Stock Warrants, Options and Compensation, page 18

24. Please tell us how you are accounting for the warrants you committed to issue as part of the consulting agreement. Specifically address how you determine the measurement dates and recognize compensation cost. Refer to paragraph 8 of SFAS 123(R) and EITF 96-18.

Item 4T. Controls and Procedures, page 23

25. It is unclear whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective or ineffective as of March 31, 2008. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures as of March 31, 2008. For example, if true, you can state that given the material weaknesses, your disclosure controls and procedures were not effective as of March 31, 2008.

Exhibits 31.1 and 31.2

26. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "quarterly report" with "report" in paragraphs 2, 3 and 4(a), include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting and include paragraph 4(d). Please also include the titles of the certifying officers under their conformed signature and name.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.